Exhibit 99.1

Hollysys Board of Directors Evaluating Offers From Consortiums

Beijing, China – August 2, 2021 – HollySys Automation Technologies Ltd. (NASDAQ: HOLI) (“HollySys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that the Company’s Board of Directors (the “Board”) is in the process of evaluating a non-binding offer from Superior Emerald (Cayman) Limited, a company controlled by Ascendent Capital Partners, and Mr. Changli Wang, the founder of the Company who retired from the Company in 2013 with honor (collectively, the “Emerald Consortium”), received on July 20, 2021 to acquire all of the outstanding ordinary shares of the Company for US$23.00 per share in cash (the “Emerald Offer”). This follows an offer from CPE Funds Management Limited, Mr. Shao Baiqing and Ace Lead Profits Limited (collectively, the “CPE Consortium”) to acquire all of the outstanding ordinary shares of the Company for $17.10 per share in cash (the “CPE Offer”), which was publicly disclosed by the CPE Consortium and to which the Company responded earlier.

Consistent with its fiduciary duties to the Company’s shareholders, the Company’s Board of Directors will continue to evaluate and consider both the Emerald Offer and the CPE Offer and will consult with its financial advisor and legal counsel regarding its evaluation and consideration of such offers. As part of this process, at the instruction of the Board, the Company has entered into a limited period of exclusivity with the Emerald Consortium to better assess whether it is in the best interests of the Company and its shareholders to further pursue the Emerald Offer.

The statements included in this press release are made only as of the date hereof. The Company and the Board undertake no obligation to publicly update or revise any statements in this press release as a result of new information, future events, or otherwise, except as required by law.

About HollySys Automation Technologies Ltd.

HollySys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, HollySys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. HollySys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, HollySys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, HollySys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, HollySys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. HollySys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which HollySys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. In particular, the outcome of the BVI litigation is uncertain, and the Company cannot predict the potential results of the litigation filed against it by others. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:

HollySys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com